LEXMARK	Lexmark International, Inc.
740 West New Circle Road
Lexington, Kentucky 40550
USA

June 5, 2009

via Edgar

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549

Re:
Lexmark International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008, Filed February 27, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009, Filed May 5, 2009
Form 8-K, Filed April 21, 2009
File No. 001-14050

Dear Ms. Collins,

Lexmark International, Inc. (the “Corporation”) has received the Staff’s comment letter, dated June 3, 2009, concerning the above-referenced Form 10-K, Form 10-Q and Form 8-K filings.  The comment letter requests that the Corporation provide a response within 10 business days or inform the Staff when a response will be provided.  As discussed with Kari Jin on June 4, 2009, the Corporation respectfully requests an extension of time to consider the Staff’s comments and to provide an appropriate response to the comment letter.  The Corporation expects to provide its response to the comment letter by no later than July 2, 2009.

Please contact the undersigned at 859-232-2000 with any questions or comments regarding this letter.

Very truly yours,

/s/ Ian C. Lofwall

Ian C. Lofwall
Corporate Counsel

cc:           Paul J. Curlander, Chairman and Chief Executive Officer
John W. Gamble, Jr., Executive Vice President and Chief Financial Officer
Robert J. Patton, Vice President, General Counsel and Secretary
Gary D. Stromquist, Vice President, PS&SD and Corporate Finance